UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010.

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file no. 001-15491

A:  Full title of the plan and the address of the plan, if different from that of the issuer named below:

KEMET Employees’ Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KEMET Corporation

2835 Kemet Way

Simpsonville, South Carolina 29681

REQUIRED INFORMATION

Financial Statements and Schedules.  The financial statements and schedules included herewith relating to the KEMET Employees’ Savings Plan (the “Plan”) were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 and are provided pursuant to Instruction 4 of Form 11-K.

Consent of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan pursuant to the requirements of the Securities Act of 1934, the Administrative Committee of the KEMET Employees’ Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEMET EMPLOYEES’ SAVINGS PLAN

June 24, 2011	By	/s/ WILLIAM M. LOWE, JR.
William M. Lowe, Jr.

Executive Vice President and Chief Financial Officer for the Administrative Committee

Report of Independent Registered Public Accounting Firm

To the Participants of the KEMET Employees’ Savings Plan and

The Board of Directors of KEMET Electronics Corporation

Simpsonville, South Carolina

We have audited the accompanying statements of net assets available for benefits of the KEMET Employees’ Savings Plan (the “Plan”) as of December 31, 2010 and 2009 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the KEMET Employees’ Savings Plan as of December 31, 2010 and 2009 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) at December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina

June 24, 2011

KEMET EMPLOYEES’ SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

(amounts in thousands)

	2010	2009
Assets:
Investments at fair value (Note 3)	$91,990	$77,930
Notes receivable from participants	1,123	1,087
Total assets	93,113	79,017

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 7)	(864)	(691)
Net assets available for benefits	$92,249	$78,326

See accompanying notes to financial statements.

KEMET EMPLOYEES’ SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010 and December 31, 2009

(amounts in thousands)

	2010	2009
Additions (deductions) to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 7)	$14,558	$13,945
Interest and dividends	2,195	1,614
	16,753	15,559

Notes receivable interest income	61	74

Contributions:
Participants	2,645	2,271
Employer	1,656	700
Rollovers	81	—
	4,382	2,971
Total increase to net assets	21,196	18,604
Deductions from net assets attributed to:
Benefits paid to participants	7,194	5,871
Administrative expenses	79	79
Total deductions	7,273	5,950
Net increase	13,923	12,654
Net assets available for benefits:
Beginning of year	78,326	65,672
End of year	$92,249	$78,326

See accompanying notes to financial statements.

KEMET EMPLOYEES’ SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and December 31, 2009

(1)                    Description of Plan

The following description of the KEMET Employees’ Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)                     General

The Plan is a defined contribution plan sponsored by KEMET Electronics Corporation (the “Company” or “KEMET”) covering all full-time employees of the Company, its parent and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Effective January 1, 2007, the Plan was amended to allow participants to make contributions on an after-tax basis, “Roth-type”.  In December of 2010, the Plan was amended to comply with the Heroes Earnings Assistance and Relief Tax Act of 2008 (“HEART ACT”) and the Worker, Retiree, and Employer Recovery Act of 2008 (“WRERA”).

(b)                     Contributions

Effective May 8, 2007, the Plan was amended to increase the maximum salary deferral election to 75% of compensation, subject to regulatory limits. On a monthly basis, the Company matches 100% of employee 401(k) contributions, not to exceed 6% of the participant’s eligible compensation. Effective February 1, 2009, KEMET temporarily suspended its matching contribution, reducing the matching contribution from 6% to 0%.   Effective August 1, 2009, KEMET reactivated its matching contribution of 100% of employee contributions (not to exceed 6% of participant’s eligible compensation).

An employee age 50 or older, or who will attain age 50 by the end of the calendar year, is eligible to make catch-up contributions to his or her account. After a participant contributes the maximum allowed contribution, $16,500 for each calendar year 2010 and 2009, a catch-up contribution may be made on a pre-tax or after-tax basis subject to Internal Revenue Service (“IRS”) limitations, $5,500 for each calendar year 2010 and 2009.

In addition, the Company, at its discretion, may make certain additional contributions as determined by the Board of Directors of the Company. No discretionary contributions were made in 2010 or 2009.

(c)                     Participant Accounts

Each participant’s account is credited (charged) with (a) the participant’s contribution, (b) the Company’s matching contribution, (c) allocations of the Company’s additional contribution, and (d) investment earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(d)                     Vesting

Participants are immediately vested in their voluntary contributions, the Company’s matching contributions, and any discretionary contributions made by the Company plus actual earnings (losses) thereon.

(e)                     Investment Options

Participants may direct their investments in one or more of 23 investment options, which include 22 mutual funds (registered investment companies and retirement funds) and a common trust fund.  The Plan’s administrative committee froze the option to purchase KEMET Corporation common stock effective December 31, 2008.  As such, participants may no longer direct their investments into the KEMET Corporation Stock fund.

(f)                       Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their vested account balance. Loan transactions are treated as deductions from participants’ accounts and accounted for separately. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus 1% as of the date of the loan.  As of December 31, 2010, interest rates ranged from 4.25% to 10% on participant loans. Principal and interest are paid through payroll deductions.

(g)                    Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, or annual installments over a ten year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution.

(2)                    Summary of Significant Accounting Policies

(a)                     Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

(b)                     Notes receivable from participants

Participant loans are reported at their unpaid principal balances plus any accrued but unpaid interest

(c)                     Investment Valuation and Income Recognition

Under the terms of a trust agreement between T. Rowe Price and the Plan, T. Rowe Price manages a trust fund on behalf of the Plan which includes all Plan investments. Transactions with T. Rowe Price represent party-in-interest transactions with the Plan.

The investments and changes therein of this trust fund have been reported to the Plan as having been determined through the use of fair values for all assets of the trust fund as reported by T. Rowe Price. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Stable Value fund is stated at estimated fair value which is based on the unit values of the fund. KEMET Corporation common stock is valued at its quoted market price.

The Investment Contracts held by the Stable Value Fund are primarily synthetic. The Synthetic Investment Contracts (“SICs”) consist of a portfolio of underlying assets owned by the trust, and a wrap contract issued by a financially responsible third party. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying asset, in order to permit fund permitted participant initiated withdrawals from the trust.  The SICs provide for a variable crediting rate, which typically resets quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. There are no reserves currently considered necessary against contract value for credit risk of the contract issuer or otherwise. The average yield was 4.26% and 4.25% for 2010 and 2009, respectively. The weighted average crediting interest rate was 4.02% and 4.62% at December 31, 2010 and 2009, respectively.  Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include, but are not limited to the following (1) partial or complete legal termination of the trust or a unit holder, (2) tax disqualification of the trust or a unit holder, and (3) certain trust amendments if issuer’s consent is not obtained. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)                     Payment of Benefits

Benefit payments are recorded when paid.

(e)                     Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions.

The Plan through its investments in mutual funds invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(f)        New Accounting Pronouncement

Effective January 1, 2010, the Plan adopted the Financial Accounting Standard Board (“FASB”) authoritative guidance on reporting loans to participants by defined contribution pension plans.  In accordance with the provisions, participant loans are required to be classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance, plus any accrued but unpaid interest.

(g)                    Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.  Total net assets available for benefits was not changed as a result of these reclassifications.

(h)                    Subsequent events

The Plan has evaluated subsequent events through the date that these financial statements were issued.

(3)                    Fair Value Measurements

The FASB issued a statement that defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. That framework:

•  defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

•  establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

•  eliminates large position discounts for financial instruments quoted in active markets; and

•  expands disclosures about instruments measured at fair value.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•  Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•  Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset and liability, either directly or indirectly, for substantially the full term of the financial instrument.

•  Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques:

a. Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

b. Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

c. Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common stock: Valued at the closing price reported on the active market on which the individual security is traded.

Mutual funds: Valued at the quoted market prices of shares held by the Plan at year end.

Stable Value Fund: Stated at estimated fair value which is based on the unit values of the fund (see Note 2).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s assets measured at fair value on a recurring basis as of December 31, 2010 (amounts in thousands):

	Level 1	Level 2	Level 3	Total
Balanced mutual funds	$10,782	$—	$—	$10,782
Fixed income mutual funds	5,241	—	—	5,241
Growth mutual funds	43,803	—	—	43,803
Common stock of KEMET Corporation	8,246	—	—	8,246
T. Rowe Price Stable Value Fund*	—	23,918	—	23,918
	$68,072	$23,918	$—	$91,990

*T. Rowe Price Stable Fund seeks to provide long-term capital appreciation by investing in commonstock believed to be undervalued. Income is a secondary objective.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s assets measured at fair value on a recurring basis as of December 31, 2009 (amounts in thousands):

	Level 1	Level 2	Level 3	Total
Balanced mutual funds	$10,133	$—	$—	$10,133
Fixed income mutual funds	4,959	—	—	4,959
Growth mutual funds	36,176	—	—	36,176
Common stock of KEMET Corporation	2,270	—	—	2,270
T. Rowe Price Stable Value Fund*	—	23,017	—	23,017
T. Rowe Price Summit Cash Reserves Fund	1,375	—	—	1,375
	$54,913	$23,017	$—	$77,930

*T. Rowe Price Stable Fund seeks to provide long-term capital appreciation by investing in common stock believed to be undervalued. Income is a secondary objective.

(4)                    Related Party Transactions

Certain Plan investments are shares of mutual funds and a stable value fund managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan; and therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to T. Rowe Price for loan administration services were $2,203 and $2,285 for the year ended December 31, 2010 and 2009, respectively. The Company pays for the annual audit and all legal and fiduciary related services related to the Plan.  The Plan also has investments in common stock of KEMET Corporation.

(5)                    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend it from time to time, to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100% vested in their accounts.

(6)                    Tax Status

The Company applied for and received a determination letter dated July 7, 2010, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan’s administrative committee believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2006.

(7)                    Investments

At December 31, 2010 and 2009, the investments of the Plan were as follows, with items comprising more than 5% of net assets available for benefit separately stated (amounts in thousands):

	2010	2009
Investments at fair value:
At quoted market prices:
Registered investment companies (mutual funds):
T. Rowe Price Mid-Cap Growth Fund	$12,068	$9,653
T. Rowe Price Equity Income Fund	9,776	9,017
T. Rowe Price Balanced Fund	8,265	8,131
T. Rowe Price Small Cap Value Fund	7,215	5,613
T. Rowe Price Blue Chip Growth Fund	4,654	3,955
All other funds	17,848	16,274
	59,826	52,643

Common stock of KEMET Corporation	8,246	2,270

At estimated fair value:
T. Rowe Price Stable Value Fund	23,918	23,017
Total investments, at fair value	$91,990	$77,930

During the years ended December 31, 2010 and 2009, the Plan’s investments appreciated in value as follows (amounts in thousands):

	2010	2009

Registered investment companies (mutual funds)	$7,943	$12,146
Common stock of KEMET Corporation	6,615	1,799
	$14,558	$13,945

The difference between the fair value and contract value of this Plan’s fully benefit responsive investment contracts during the years ended December 31, 2010 and 2009 is reflected below (amounts in thousands):

	2010	2009

Net assets at fair value	$23,918	$23,017
Adjustment to contract value	(864)	(691)
Net assets at contract value	$23,054	$22,326

(8)                    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (amounts in thousands):

	2010	2009

Net assets available for benefits per the financial statements	$92,249	$78,326
Adjustment from the fair value to the contract value for fully benefit-responsive investment contracts	864	691
Net assets available for benefits per the Form 5500	$93,113	$79,017

The following is a reconciliation of investment income per the financial statements to the Form 5500 (amounts in thousands):

Year Ended December 31, 2010

Total investment income and notes receivable interest income per the financial statements	$16,814
Adjustment from the fair value to the contract value for fully benefit-responsive investment contracts	173
Total investment income per the Form 5500	$16,987

(9)                    Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Schedule 1

KEMET EMPLOYEES’ SAVINGS PLAN

EIN #06-1198308     Plan #001

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2010

(amounts in thousands)

(a)	(b)	(c)	(d)	(e)
		Description of investment
	Identifier of issue,	including maturity date,
Party-	borrower, lessor,	rate of interest, collateral,		Current
in-interest	or similar party	par or maturity value	Cost	value
*	T. Rowe Price	Balanced Fund	**	$8,265
*	T. Rowe Price	Blue Chip Growth Fund	**	4,654
*	T. Rowe Price	Equity Income Fund	**	9,776
*	T. Rowe Price	International Stock Fund	**	3,858
*	T. Rowe Price	Mid-Cap Growth Fund	**	12,068
*	T. Rowe Price	Retirement Income Fund	**	102
*	T. Rowe Price	Retirement 2005 Fund	**	136
*	T. Rowe Price	Retirement 2010 Fund	**	692
*	T. Rowe Price	Retirement 2015 Fund	**	544
*	T. Rowe Price	Retirement 2020 Fund	**	1,973
*	T. Rowe Price	Retirement 2025 Fund	**	1,174
*	T. Rowe Price	Retirement 2030 Fund	**	1,481
*	T. Rowe Price	Retirement 2035 Fund	**	356
*	T. Rowe Price	Retirement 2040 Fund	**	469
*	T. Rowe Price	Retirement 2045 Fund	**	172
*	T. Rowe Price	Retirement 2050 Fund	**	53
*	T. Rowe Price	Retirement 2055 Fund	**	10
*	T. Rowe Price	Science & Technology Fund	**	2,517
*	T. Rowe Price	Small Cap Value Fund	**	7,215
*	T. Rowe Price	American Century Diver	**	464
*	T. Rowe Price	Spectrum Income Fund	**	3,847
*	T. Rowe Price	Stable Value Fund, at contract value	**	23,054
*	KEMET Corp.	Kemet Common Stock	**	8,246
	Participants	Loans, interest rates ranging 4.25% to 10%	—	1,123
				$92,249

*        A party-in-interest as defined by ERISA.

**     Cost omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm